                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                                  GRACO INC.
                             --------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  384109-10-4
                                 ------------
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement [_].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                              Page 1 of 11 Pages

CUSIP No.  384109104                  13G        Page 2 of 11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Trust U/W Clarissa L. Gray
     Tax I.D. - 41-6044789

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [_]
                                    (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Trust governed by the laws of Minnesota

  NUMBER OF     |
                |
   SHARES       |
                |   5.   SOLE VOTING POWER
BENEFICIALLY    |        3,019,397
                |
  OWNED BY      |
                |   6.   SHARED VOTING POWER
    EACH        |
                |
 REPORTING      |   7.   SOLE DISPOSITIVE POWER
                |         3,019,397
   PERSON       |
                |
    WITH        |   8.   SHARED DISPOSITIVE POWER


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,019,397

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.2%

12.  TYPE OF REPORTING PERSON*
     00 (Trust)


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 3 of 11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Bank of South Dakota, N.A.
     Tax I.D. - 46-0168855

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a) [_]
     Trustee of Clarissa L. Gray Trust        (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA (National Bank organized under National Banking Act)


  NUMBER OF     |   5.   SOLE VOTING POWER
                |
   SHARES       |
                |
BENEFICIALLY    |   6.   SHARED VOTING POWER
                |        3,019,397
  OWNED BY      |
                |
    EACH        |   7.   SOLE DISPOSITIVE POWER
                |
 REPORTING      |
                |
   PERSON       |   8.   SHARED DISPOSITIVE POWER
                |        3,019,397
    WITH        |


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,019,397

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.2%

12.  TYPE OF REPORTING PERSON*
     BK

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 4 of 11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maynard B. Hasselquist
     S.S.    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [_]
     Trustee of Clarissa L. Gray Trust              (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA


                    5.   SOLE VOTING POWER
  NUMBER OF     |        16,500  (Includes 15,000 shares held by the Maynard B.
                |    Hasselquist Revocable Trust, of which Mr. Hasselquist is
   SHARES       |    sole trustee.)
                |
BENEFICIALLY    |   6.   SHARED VOTING POWER
                |        3,174,502  (Includes all shares held by the Trust; 105
  OWNED BY      |   shares held by Mr. Hasselquist's wife, as to which Mr.
                |   Hasselquist may be deemed to share voting power; and 155,000
    EACH        |   shares held by Greycoach Foundation of which Mr.
                |   Hasselquist is a director.)
 REPORTING      |
                |   7.   SOLE DISPOSITIVE POWER
   PERSON       |        16,500
                |
    WITH        |   8.  SHARED DISPOSITIVE POWER
                         3,174,502


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,191,002

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     27.7%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 5 of 11 Pages
           ---------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     David A. Koch
     S.S.    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) [_]
     Trustee of Clarissa L. Gray Trust      (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                    5.   SOLE VOTING POWER
                         214,966  (Includes "Restricted Shares" of 14,697 and
  NUMBER OF     |        ESOP Shares of 276.)
                |
   SHARES       |   6.   SHARED VOTING POWER
                |        3,584,579  (Includes all shares held by Trust; 29,996
BENEFICIALLY    |   shares owned by Mr. Koch's wife, as to which Mr. Koch may
                |   be deemed to share voting power; 19,038 shares owned by
  OWNED BY      |   the Graco Foundation of which Mr. Koch is a director; 59,911
                |   unallocated shares held by Graco's Employee Stock Ownership
    EACH        |   Plan; 301,237 shares owned by the Graco Pension Plan as to
                |   which Mr. Koch shares voting power; and 155,000 shares held
 REPORTING      |   by Greycoach Foundation of which Mr. Koch is a director.)
                |
   PERSON       |   7.   SOLE DISPOSITIVE POWER
                |        214,690
    WITH        |
                    8.   SHARED DISPOSITIVE POWER
                         3,584,579


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,799,545

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     33.0%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

The Statement of Ownership, as amended, filed by the Trust U/W Clarissa L. Gray (the "Trust") pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Trust's ownership of shares of common stock of Graco Inc., is hereby amended by restating such statement, as amended, to add or to update the information contained therein.

ITEM 1
       (a) Name of Issuer:
           --------------

                Graco Inc.

       (b) Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

                4050 Olson Memorial Highway
                Golden Valley, Minnesota 55422

ITEM 2
       (a) Name of Person Filing:
           ---------------------

                Trust U/W Clarissa L. Gray

       (b) Address:
           -------

                c/o First Bank of South Dakota, N.A.
                141 North Main Avenue
                Suite 400
                Sioux Falls, South Dakota 57102-1133

       (c) Citizenship:
           -----------

                Governed by Minnesota law

       (d) Title of Class of Securities:
           ----------------------------

                COMMON

       (e) CUSIP Number:
           ------------

                384109-10-4

       The three trustees of the Clarissa L. Gray Trust share the power to vote and dispose of the shares held by the Trust. The trustees have joined in this filing since, under applicable Rules of the Securities and Exchange Commission, such powers may cause the trustees to be deemed to be beneficial owners of the shares held by the Trust. The trustees disclaim the existence of any group relationship among the trustees except such relationship as may be deemed to exist by virtue of their status as trustees.

       Effective January 1, 1995, First Bank of South Dakota, N.A. replaced First Bank National Association as a trustee of the Trust. Both First Bank of South Dakota, N.A. and First Bank National Association are subsidiaries of First Bank System Inc. The other two trustees of the Trust are David A. Koch and Maynard B. Hasselquist, each individual residents of the State of Minnesota. The principal business address of each of the trustees of the Trust is as follows:

           First Bank of South Dakota, N.A.
           141 North Main Avenue
           Suite 400
           Sioux Falls, South Dakota 57102-1133

           David A. Koch
           4050 Olson Memorial Highway
           Golden Valley, Minnesota 55422

           Maynard B. Hasselquist
           220 South Sixth Street
           Minneapolis, Minnesota 55402

ITEM 3
        This statement is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, because the shares of the Issuer owned by the Trust were acquired prior to December 22, 1970.

ITEM 4
        Ownership:

        (a)  Amount beneficially owned:

                 3,019,397

        (b)  Percentage of Class:

                 26.2%

        (c)  Number of Shares as to which the Trust has:

                 (i)  Sole power to vote or direct the vote:

                        3,019,397

                 (ii) Shared power to vote or direct the vote:

                        None

                (iii)  Sole power to dispose or direct the disposition:

                           3,019,397

                (iv)   Shared power to dispose or direct the disposition:

                           None

           The trustees share the power to vote or to direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Graco Inc. owned by individual trustees are listed on the Cover Page relating to such trustee.

ITEM 5  Ownership of Five Percent or Less of a Class:  (______).

ITEM 6  Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable

ITEM 7 Identification and Classification of Members of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company.

            Not Applicable

ITEM 8  Identification and Classification of Members of the Group:

            Not Applicable, but see Item 2.

ITEM 9  Notice of Dissolution of Group:

            Not Applicable

ITEM 10 Certification:

            Not Applicable.  (See Item 3.)

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 2, 1996
                                    TRUST U/W CLARISSA L. GRAY

                                    First Bank of South Dakota,  N.A., Trustee



                                    By:  /s/ Thomas J. Flynn, Senior V. P.
                                       ----------------------------------------



                                    First Bank of South Dakota,  N.A., Trustee



                                    By:  /s/ Bette Theobald, Vice President
                                       ----------------------------------------



                                    /s/  Maynard B. Hasselquist*
                                    -------------------------------------------
                                    Maynard B. Hasselquist, Trustee


                                    /s/ David A. Koch
                                    -------------------------------------------
                                    David A. Koch, Trustee

*By:  /s/ David A. Koch
     ---------------------------
      David A. Koch,
      Attorney-in-fact

EXHIBIT INDEX


Exhibit             Description                            Page No.
-------             -----------                            --------

A                   Power of Attorney of                   11
                    Maynard B. Hasselquist, dated
                    December 31, 1993

                               POWER OF ATTORNEY


          KNOW ALL PERSONS BY THESE PRESENTS, that Maynard Hasselquist hereby constitutes and appoints David A. Koch and Sidney Sehlin, and each of either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign reports required to be filed by the undersigned pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (and any and all amendments thereto) relating to the ownership of securities of Graco Inc. by the trust u/w of Clarissa Gray, with the Securities and Exchange Commission and the New York Stock Exchange, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, this Power of Attorney has been signed on December 31, 1993.


                                       /s/  Maynard B. Hasselquist
                                       ----------------------------------------
                                       Maynard B. Hasselquist